UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share
(Title of Class of Securities)

450047204
(CUSIP Number)

Saúl Zang
Juan Manuel Quintana
Carolina Zang

Estudio Zang, Bergel y Viñes
Florida 537, 18th Floor
Buenos Aires, Argentina
+54(11) 4322-0033
 (Name, Address and Telephone Number of Person
authorized to Receive Notices and Communications)

August 11, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ?

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 450047204	Page 2 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 900
	8.	SHARED VOTING POWER 376,033,777
	9.	SOLE DISPOSITIVE POWER 900
	10.	SHARED DISPOSITIVE POWER 376,033,777
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,033,777
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.98%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 450047204	Page 3 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 376,033,777
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 376,033,777
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,033,777
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.98%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 4 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 376,033,777
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 376,033,777
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,033,777
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.98%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 5 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 376,033,777
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 376,033,777
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,033,777
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.98%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 6 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 376,033,777
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 376,033,777
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,033,777
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.98%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 7 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 376,033,777
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 376,033,777
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,033,777
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.98%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 8 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 376,033,777
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 376,033,777
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,033,777
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.98%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 9 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 376,033,777
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 376,033,777
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,033,777
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.98%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 450047204	Page 10 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cactus S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 376,033,777
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 376,033,777
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,033,777
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.98%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 450047204	Page 11 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Helmir S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 376,033,777
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 376,033,777
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,033,777
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.98%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 12 of 25 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 15 TO SCHEDULE 13D

This Amendment No. 15 Schedule 13D (“Amendment No. 15”) amends and restates Items 2,  4, 5 and 6 of the Schedule 13D filed by IRSA with the SEC (the “Schedule 13D”), as amended and restated from time to time. Capitalized terms used in this Amendment No. 15 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

CUSIP No. 450047204	Page 13 of 25 Pages

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of the following companies, except for Helmir S.A. and Cactus S.A.:

(i)	IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)	Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, a stock corporation organized under the laws of the Republic of Argentina (“Cresud”);

(iv)	Cactus S.A., a stock corporation organized under the laws of the Republic of Argentina (“Cactus”);

(v)	Consultores Assets Management S.A., a limited liability company organized under the laws of Argentina (“CAM”);

(vi)	Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(vii)	Consultores Venture Capital Uruguay S.A., a limited liability company organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(viii)	Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment”);

(ix)
Helmir S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Helmir”) (Elsztain, IFIS, IFISA, Cresud, Cactus, CAM, CVC Cayman, CVC Uruguay Agroinvestment and Helmir being collectively referred to as the “Reporting Persons”).

Elsztain’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; IFIS’ principal offices are located at Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda; IFISA’s principal offices are located at Ruta 8 Km 17.500 Edificio@1 Local 106, CP 91600 Montevideo, of the Republic of Uruguay; Cresud’s principal offices are located at Moreno 877, 23rd Floor, (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina; Cactus’ principal offices are located at Moreno 877, 23rd  floor (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina; CAM’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; CVC Cayman’s principal offices are located at 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman KY1-1205, Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8 Km 17.500 Edificio@1 Local 106, CP 91600Montevideo, of the Republic of Uruguay; Agroinvestment’s principal offices are located at Zabala 1422, 2nd Foor, (11500) Montevideo, Republic of Uruguay; and Helmir’s principal offices are located at Cambara 1620 apart. 202, Montevideo, (11500), Republic of Uruguay.

Due to the fact that Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held directly by Mr. Elsztain (and not through any other Reporting Person).

CUSIP No. 450047204	Page 14 of 25 Pages

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4. Purpose of Transaction

Since September 2011, the Reporting Persons have decreased their beneficial ownership of IRSA common shares in a 1.02% of IRSA´s outstanding share capital. Such decrease was mainly a result of the sale in the open market of 6,188,447 common shares (346,792 GDR and 2,720,527 common shares), for an aggregate price of approximately US$ 10,657,725. These transactions were effected from June 16, 2014 to August 11, 2014.

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a)	As of August 11, 2014, the Reporting Persons beneficially owned 376,033,777common shares of IRSA, representing 64.98 % of its outstanding share capital.

The following is a description of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as August 11, 2014:

Shareholder	Number of Shares Currently Owned	% of Currently Outstanding Shares
Reporting Persons	376,033,777	64.98%
Total IRSA Outstanding Shares	578,676,460	100%

(i)	Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, CAM, CVC Uruguay, CVC Cayman, Agroinvestment, and IRSA, except for Cactus and Helmir, two companies wholly owned by Cresud.

(ii)
Elsztain is the beneficial owner of 37.94% of IFIS, including: (a) 19.66% owned indirectly through Agroinvestment, (b) 18.46% owned indirectly through CVC Uruguay and (c) 3.06% owned indirectly through CVC Cayman. Elsztain owns 100% of Agroinvestment and 85.0% of CAM which directly owns 100% of CVC Uruguay which in turn owns 0.0002% of Cresud’s shares on a fully diluted basis and 100% of CVC Cayman. Elsztain also directly owns 0.0002% of IRSA’s outstanding stock and 0.1932% of Cresud’s shares on a fully diluted basis.

(iii)	CVC Cayman serves as the Investment Manager of IFIS.

CUSIP No. 450047204	Page 15 of 25 Pages

(iv)	IFIS is the direct owner of 100% of the common shares of IFISA.

(v)	IFISA directly owns 39.13% of Cresud’s shares on a fully diluted basis.

(vi)	Cresud directly owns 64.50% of IRSA’s outstanding stock, 94.99% of Cactus and 100% of Helmir.

(vii)	Helmir owns the remaining 5.01% of Cactus

(viii)	Cactus directly owns 0.48% of IRSA’s outstanding stock

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as of August 11, 2014:

Ownership structure as of ago 11, 2014

E. Elsztain
100,00%
Agroinvestment
85%
CAM
100%
CVC
Uruguay
18,46%
100%
CVC
Cayman
3,06%
* Investment
Mgmt
Agreement
19,66%
IFIS
100%
IFISA
39,13%
0,1932%
0,0002%
Cresud
100%
HELMIR
64,50%
94,99%
5,01%
Cactus
0,00%
0,48%
0,0002%
Irsa
0,00%

CUSIP No. 450047204	Page 16 of 25 Pages

Given the foregoing, as of August 11, 2014, Mr. Eduardo S. Elsztain, is the beneficial owner of 222,906,969 common shares of Cresud representing 39.33% of its share capital on a fully diluted basis. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 64.98% of IRSA’s shares (includes (i) 373,240,215 common shares beneficially owned by Cresud, (ii) 2,792,662 common shares beneficially owned by Cactus, and (iii) 900 common shares owned directly by Mr. Elsztain).

(b)	Item 5(a) is incorporated herein by reference.

(c)	Transactions by the Reporting Persons or other persons named in Schedule A, attached hereto, in IRSA common shares that were affected during the previous 60 days are listed on Annex I.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Line of Credit Agreement: On August 22, 2012, as amended on November 29, 2013 and June 25, 2014, Cresud entered into a Line of Credit Agreement with IFISA, by virtue of which Cresud granted a line of credit over 4,053,942 GDRs representative of 10 common shares, with a nominal value of Ps. 1 per share, of IRSA. IFISA shall have the right to request to Cresud, at its sole discretion, GDRs or common shares of IRSA. This line of credit accrues interest at a monthly rate equivalent to 3 month LIBOR, plus 50 basis points and is effective for 30 days since the date of the last amendment, renewable for equal periods, and up to 360 days (June 25, 2015). IFISA shall have the right to request the total amount of the line of credit and partially cancel it, at any time. As of the date hereof, IFISA has requested 3,334,517 GDRs under this line of credit.

Notwithstanding the aforementioned agreement, Cresud maintains the political and economic rights related to the GDRs. As regards the exercise of the political rights, Cresud will grant a power of attorney to IFISA with the respective voting instructions. As regards the economic rights, IFISA commits to transfer immediately to Cresud the dividends received.

Other than as set forth above there are no contracts, arrangements, understandings or relationships with respect to any securities of IRSA to which the Reporting Persons are a party.

CUSIP No. 450047204	Page 17 of 25 Pages

Schedule A

Eduardo S. Elsztain Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road, Hamilton HM 08, Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road Hamilton HM 08, Bermuda. Citizen of Argentina
2.	Saul Zang Director Mintflower Place 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08 Bermuda. Citizen of Argentina	4.	Alejandro Gustavo Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road Hamilton HM 08, Bermuda. Citizen of Argentina

1.	Eduardo S. Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road, Hamilton HM 08, Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road Hamilton HM 08, Bermuda. Citizen of Argentina
2.	Saul Zang Director Mintflower Place 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08 Bermuda. Citizen of Argentina	4.	Alejandro Gustavo Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road Hamilton HM 08, Bermuda. Citizen of Argentina

Directors of Consultores Venture Capital Uruguay

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay
2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay

CUSIP No. 450047204	Page 18 of 25 Pages

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain (First Vice Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saul Zang (Second Vice Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director 89, Nexus Way, 2nd floor, Camana Bay. P.O. Box 31106, Grand Cayman ky1-1250, Cayman Islands	2.	Saul Zang Director 89, Nexus Way, 2nd floor, Camana Bay. P.O. Box 31106, Grand Cayman ky1-1250, Cayman Islands

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Ruta 8K 17.500 Edificio@1 Local 003, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@1 Local 003, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay
2.	Saúl Zang Director (Vice-Chairman) Ruta 8K 17.500 Edificio@1 Local 003, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Ruta 8K 17.500 Edificio@1 Local 003, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director (Second Vice-Chairman) Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina
2.	Mariana Renata Carmona de Elsztain Director (First Vice-Chairman) Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina

CUSIP No. 450047204	Page 19 of 25 Pages

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director (Chairman) Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	8.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saúl Zang Director (First Vice-Chairman) Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Daniel E. Mellicovsky Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director (Second Vice-Chairman) Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Alejandro Casaretto Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
4.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 450047204	Page 20 of 25 Pages

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	3.	David A. Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Matias Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.
Carlos Blousson
Chief Executive Officer of the Argentinean and International Operation (Paraguay, Bolivia and Uruguay)
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

Directors of Cactus S.A.

1.	Alejandro G. Elsztain Chairman of the Board Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Carlos Blousson Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saul Zang Director (Vice-Chairman) Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Alejandro Casaretto Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
Directors of Helmir S.A.

1.	Carlos Blousson Chairman of the Board Cambara 1620, apt. 202 (11500) Montevideo Republic of Uruguay Citizen of Argentina	3.	Gastón A. Lernoud Director Cambara 1620, apt. 202 (11500) Montevideo Republic of Uruguay Citizen of Argentina
2.	Alejandro Casaretto Director (Vice-Chairman) Cambara 1620, apt. 202 (11500) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Cambara 1620, apt. 202 (11500) Montevideo Republic of Uruguay Citizen of Uruguay

CUSIP No. 450047204	Page 21 of 25 Pages

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain Chairman of the Board Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Fernando Rubín Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saul Zang Director (First Vice-Chairman) Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Mauricio Wior Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
3.	Alejandro Gustavo Elsztain Director (Second Vice-Chairman) Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Mario Blejer Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
4.	Carlos Ricardo Estevez Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Ricardo Liberman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
5.	Fernando Adrián Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Gabriel A. Reznik Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
6.	Cedric D. Bridger Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Daniel R. Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
7.	Marcos Moisés Fishman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Enrique Antonini Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
8.	Gary S. Gladstein Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of USA	16.	Salvador D. Bergel Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 450047204	Page 22 of 25 Pages

Senior Management

1.	Eduardo Sergio Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Jorge Cruces Chief Real Estate Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Matias Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	5.	Daniel R. Elsztain Chief Real Estate Business Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
3.	David Alberto Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 450047204	Page 23 of 25 Pages

Transactions by the Reporting Persons or persons named in Schedule A in Shares that were effected during the the last 60 days
Annex 1

Cresud’s transactions in IRSA shares

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place

Sell	06/27/2014	11,188	ARS 16.53	Buenos Aires Stock Exchange
Sell	07/01/2014	257,271	ARS 16.99	Buenos Aires Stock Exchange
Sell	07/02/2014	35,564	ARS 16.95	Buenos Aires Stock Exchange
Sell	07/03/2014	40,000	ARS 16.95	Buenos Aires Stock Exchange
Sell	07/11/2014	24,728	ARS 17.10	Buenos Aires Stock Exchange
Sell	07/14/2014	2,060	ARS 17.20	Buenos Aires Stock Exchange

IFISA’s transactions in IRSA ADRs (IRS)

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place

Sell	06/16/2014	17,000	U$S 16.21	NYSE
Sell	06/20/2014	23,630	U$S 15.76	NYSE
Sell	06/23/2014	23,769	U$S 16.54	NYSE
Sell	06/24/2014	2,300	U$S 16.93	NYSE
Sell	06/26/2014	1,000	U$S 16.50	NYSE
Sell	06/27/2014	1,000	U$S 16.35	NYSE
Sell	07/01/2014	3,280	U$S 16.78	NYSE
Sell	07/03/2014	50	U$S 16.95	NYSE
Sell	07/07/2014	1,500	U$S 16.99	NYSE
Sell	07/09/2014	13,350	U$S 16.98	NYSE
Sell	07/10/2014	5,500	U$S 17.18	NYSE
Sell	07/11/2014	8,500	U$S 17.33	NYSE
Sell	07/14/2014	21	U$S 17.40	NYSE
Sell	07/16/2014	4,500	U$S 16.19	NYSE
Sell	07/17/2014	25,500	U$S 16.24	NYSE
Sell	07/18/2014	19,500	U$S 16.63	NYSE
Sell	07/21/2014	9,887	U$S 16.25	NYSE
Sell	07/22/2014	20,000	U$S 15.73	NYSE
Sell	07/23/2014	20,900	U$S 15.10	NYSE
Sell	07/24/2014	53,000	U$S 15.23	NYSE
Sell	07/25/2014	70,000	U$S 14.97	NYSE
Sell	07/28/2014	22,605	U$S 14.67	NYSE

CUSIP No. 450047204	Page 24 of 25 Pages

Cactus’s transactions in IRSA shares

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place

Sell	07/15/2014	100,000	ARS 16.77	Buenos Aires Stock Exchange
Sell	07/16/2014	9,423	ARS 16.35	Buenos Aires Stock Exchange
Sell	07/18/2014	100,000	ARS 16.55	Buenos Aires Stock Exchange
Sell	07/22/2014	104,012	ARS 15.26	Buenos Aires Stock Exchange
Sell	07/23/2014	72,898	ARS 14.86	Buenos Aires Stock Exchange
Sell	07/24/2014	50,766	ARS 15.39	Buenos Aires Stock Exchange
Sell	07/25/2014	100,000	ARS 14.50	Buenos Aires Stock Exchange
Sell	07/28/2014	200,000	ARS 14.30	Buenos Aires Stock Exchange
Sell	07/29/2014	249,948	ARS 15.34	Buenos Aires Stock Exchange
Sell	07/30/2014	250,620	ARS 16.56	Buenos Aires Stock Exchange
Sell	07/31/2014	66,005	ARS 15.68	Buenos Aires Stock Exchange
Sell	08/01/2014	45,824	ARS 16.03	Buenos Aires Stock Exchange
Sell	08/04/2014	199,808	ARS 15.87	Buenos Aires Stock Exchange
Sell	08/05/2014	70,000	ARS 15.86	Buenos Aires Stock Exchange
Sell	08/06/2014	200,000	ARS 15.53	Buenos Aires Stock Exchange
Sell	08/07/2014	300,000	ARS 16.07	Buenos Aires Stock Exchange
Sell	08/08/2014	140,000	ARS 16.58	Buenos Aires Stock Exchange
Sell	08/11/2014	90,412	ARS 16.77	Buenos Aires Stock Exchange

CUSIP No. 450047204	Page 25 of 25 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: August 19, 2014

Eduardo S. Elsztain	Consultores Assets Management S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

IFIS Limited	Consultores Venture Capital Limited
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Inversiones Financieras del Sur S.A.	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
By: /S/ Saúl Zang Name: Saúl Zang Title: Attorney at Law
Cactus S.A.	Helmir S.A.
By: /S/ Alejandro G. Elsztain Name: Alejandro G. Elsztain Title: Chairman of the Board	By: /S/ Carlos Blousson Name: Carlos Blousson Title: Chairman of the Board

Consultores Venture Capital Uruguay	Agroinvestment S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board